UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42287

Jinxin Technology Holding Company

(Exact name of registrant as specified in its charter)

Floor 8, Building D, Shengyin Building, Shengxia Road 666

Pudong District, Shanghai 201203

People’s Republic of China

+86 21-5058-2081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release – Jinxin Technology Holding Company Announces Plan to Implement ADS Ratio Change

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jinxin Technology Holding Company

By:	/s/ Jin Xu
Name:	Jin Xu
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: June 23, 2026

2